Exhibit 99.6

Our integrated value chain to leverage off the benefits of the value chains, as well as improve our processes to Our integrated value chains, centred on our gas-to-liquids, coal-to-liquids, ethane cracker and chemical processes, are at the heart of our differentiated value proposition. As we are becoming a more chemicals-biased company, we will continue ensure safe, reliable and efficient operations with reduced environmental impacts. Operations Feedstocks Processes Ethylene Paraffin, LAB*, Wax and Alcohols Ethane Sasolburg Operations Coal Coal-to-liquids Natural gas (CTL) process Mining Exploration and Production International Gas-to-liquids Natural gas (GTL) process Coal Crude oil * Linear alkyl benzene Natref Secunda Synfuels and Chemicals Operations GTL and CTL processes North American Operations Chemicals processes Eurasian Operations

*Lake Charles Chemicals Project. Products Performance Chemicals Organics WaxAdvanced materials The LCCP* will produce base and performance chemicals and will further strengthen our position as a global player in the chemicals market. Base Chemicals Polymers Solvents Explosives Fertilisers Sasol joined the Alliance to End Plastic Waste (AEPW), an organisation that will bring the collective knowledge, resources and experience of many companies to address the issue of plastic waste discarded in the environment. Fuels Electricity Gas Fuels Energy Vehicle fuel Jet fuel Energy for Gas-to-factories/homes power We need to secure long-term gas feedstock to our facilities, this supports our efforts to reduce our greenhouse gas emissions. To meet cleaner fuel specifications we have finalised the roadmap for conversion of Secunda Synfuels Operations and made significant progress to the potential conversion of Natref. Chemicals